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Exhibit 12.1

Computation of Ratios of Earnings to Fixed Charges
(Amounts in thousands)

	Year ended December 31, 2012	Year ended December 31, 2011	Year ended December 31, 2010	Year ended December 31, 2009	Year ended December 31, 2008
Earnings (loss):
Income (loss) before equity in income of unconsolidated affiliate and income taxes	$348,230	$326,083	$371,766	$77,220	$(1,077,601)
Add: Fixed charges from below	216,608	183,067	156,852	289,374	564,614

Total earnings (loss) before equity in income of unconsolidated affiliate, income taxes and fixed charges	$564,838	$509,150	$528,618	$366,594	$(512,987)
Fixed charges:
Interest expense	$216,608	$183,067	$156,852	$289,374	$564,614

Total fixed charges	$216,608	$183,067	$156,852	$289,374	$564,614
Ratio of earnings to fixed charges	2.6x	2.8x	3.4x	1.3x	*

*
Losses exceeded fixed charges by approximately $513.0 million for the year ended December 31, 2008. The coverage deficiency for total fixed charges for the year ended December 31, 2008 was $1,077.6 million to arrive at a one-to-one ratio.

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  Exhibit 12.1
Computation of Ratios of Earnings to Fixed Charges (Amounts in thousands)